Exhibit 99.2

ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from

2 May 2017 to 1 June 2017

1 June 2017

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 May 2017 consisted of 3,614,401,483 ordinary shares, of which, 173,239,075 were held as treasury shares; leaving a balance of 3,441,162,408 shares with voting rights.

The figure of 3,441,162,408 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules.

Contact: C James, Company Secretarial Assistant, (0207 004 3116).

31 May 2017

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	National Grid plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.): iv

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	30 May, 2017

6. Date on which issuer notified:	31 May, 2017

7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shares holding for BlackRock, Inc. has gone below 5%

8. Notified details:

A: Voting rights attached to shares viii, ix
Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00BDR05C01	220,427,008	220,427,008	N/A	N/A	126,289,417	N/A	3.66%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Securities Lending			88,875,304	2.58%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta
CFD				1,034,400	0.03%	0.03%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
216,199,121	6.28%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.

BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

Proxy Voting:
10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	BlackRock Regulatory Threshold Reporting Team

14. Contact name:	Marc-Oliver Lesch

15. Contact telephone number:	020 7743 3650

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup

Assistant Company Secretary

0207 004 3209

23 May 2017

National Grid plc (National Grid)

Voting Rights and Capital Update

On 20 January 2017 National Grid purchased 200,000 of its own ordinary shares of 11 17/43 pence each as part of a buy-back programme announced on 24 November 2016.

As a result of the purchase of its own ordinary shares on 20 January 2017, National Grid held 187,836,542 of its ordinary shares in treasury which equated to 5.0017% of the ordinary shares with voting rights (based on 3,755,440,229 shares with voting rights (excluding treasury shares) as announced on 3 January 2017). This information was disclosable in accordance with DTR 5.5.1.

This announcement does not affect any announcements made by the Company in accordance with DTR 5.6.1R which remain correct.

For the avoidance of doubt, as announced on 22 May 2017, the Company’s issued share capital as at 8.00 a.m. on 22 May 2017 consisted of 3,614,401,483 ordinary shares of 12 204/473 pence each of which 173,239,075 were held as treasury shares, leaving a balance of 3,441,162,408 shares with exercisable voting rights.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

17 May 2017

National Grid plc (‘National Grid’)

Director’s Other Appointment

In accordance with Listing Rule 9.6.14(2), National Grid notes that Mark Williamson, Senior Independent Director and Chairman of the Audit Committee, will be appointed as Non-executive Chairman of Spectris plc (‘Spectris’), with effect from the conclusion of the Spectris Annual General Meeting to be held on 26 May 2017.

Contact:

Ceri James, Company Secretarial Assistant (+44 20 7004 3000)

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner

Date of notification: 2017.05.09

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Mike Westcott

2	Reason for the notification

a)	Position/status	Group HR Director

b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

	Identification code	GB00B08SNH34

b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c)	Price(s) and volume(s)

Price(s)	Volume(s)

10.372438 GBP	12

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2017.05.08

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.05.09

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Alison Kay

2	Reason for the notification

a)	Position/status	Group General Counsel & Company Secretary

b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

	Identification code	GB00B08SNH34

b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c)	Price(s) and volume(s)

Price(s)	Volume(s)

10.372438 GBP	12

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2017.05.08

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.05.09

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Andrew Bonfield

2	Reason for the notification

a)	Position/status	Finance Director

b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

	Identification code	GB00B08SNH34

b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c)	Price(s) and volume(s)

Price(s)	Volume(s)

10.372438 GBP	14

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2017.05.08

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.05.09

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	John Pettigrew

2	Reason for the notification

a)	Position/status	Chief Executive Officer

b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	National Grid plc

b)	LEI	8R95QZMKZLJX5Q2XR704

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

	Identification code	GB00B08SNH34

b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c)	Price(s) and volume(s)

Price(s)	Volume(s)

10.372438 GBP	15

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2017.05.08

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2017.05.09